

November 2, 2011

<u>Via E-mail</u>
Tyrus C. Young
Chief Financial Officer
Orpheum Property, Inc.
201 St. Charles Ave., Ste. 2500
New Orleans, Louisiana 70170

> **Re:** **Orpheum Property, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed July 28, 2010**
> **Form 10-Q for the Quarterly Period Ended December 31, 2010**
> **Filed February 14, 2011**
> **Form 8-K Filed July 28, 2010**
> **File No. 0-30595**

Dear Mr. Young:

We issued comments to Orpheum Property, Inc. on the above captioned filings on June 7, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 17, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 17, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief